FILE No. 82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE | SEPTEMBER 14, 2010

News Release: 10-17 | g Symbol: TSX Venture-NAI

SUPPL

For Further Information Contact: **Shane Ebert at 1.250.964.2699**
Web: http://www.naminco.ca

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Northern Abitibi Completes Non-Brokered Financing

Northern Abitibi Mining Corp. ('Northern Abitibi') is pleased to announce that it has completed a non-brokered private placement for 800,500 units ("Common Units") at a price of $0.15 per Common Unit and 3,529,000 flow-through units ("FT Units") at a price of $0.17 per FT Unit for gross proceeds of $720,005.

Each Common Unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $0.22 per share until September 14, 2012.

Each FT Unit consists of one common flow-through share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $0.22 per share until September 14, 2012.

The Common Units and FT Units were offered on a non-brokered basis by way of private placement to accredited investors and the securities issued are subject to a hold period until January 15, 2011. A finder's fee of $48,998.60 (7% of eligible gross proceeds) was paid to eligible agents pursuant to the offering.

Proceeds of the financing will fund 2010-2011 exploration at the Viking gold property in Newfoundland and provide general working capital. Drilling has now resumed on the Viking gold property.

Northern Abitibi
Northern Abitibi's technical team of experienced professional geologists are focused on advancing the Viking gold project in Newfoundland. Northern Abitibi owns 100% of the Viking project with Altius Resources Inc. retaining a 2% to 4% sliding scale net smelter royalty that is tied to the price of gold. A description of the Viking project can be found on our website at www.naminco.ca.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

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